As filed with the Securities and Exchange Commission on June 18, 2018

Registration No. 333-225277

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Amendment No. 2
to
FORM S-1
REGISTRATION STATEMENT
UNDER

THE SECURITIES ACT OF 1933

BrightView Holdings, Inc.
(Exact name of registrant as specified in its charter)

Delaware	**0782**	**46-4190788**
(State or other jurisdiction of incorporation or organization)	**(Primary Standard Industrial Classification Code Number)**	**(I.R.S. Employer Identification Number)**

401 Plymouth Road
Suite 500
Plymouth Meeting, Pennsylvania 19462-1646
Telephone: (484) 567-7204
(Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

Jonathan M. Gottsegen, Esq.
Executive Vice President, Chief Legal Officer and Corporate Secretary
401 Plymouth Road
Suite 500
Plymouth Meeting, Pennsylvania 19462-1646
Telephone: (484) 567-7204
(Name, address, including zip code, and telephone number, including area code, of agent for service)

With copies to:

Joseph H. Kaufman, Esq.
Simpson Thacher & Bartlett LLP
425 Lexington Avenue
New York, New York 10017-3954
(212) 455-2000

Byron B. Rooney, Esq.
Joseph A. Hall, Esq.
Davis Polk & Wardwell LLP
450 Lexington Avenue
New York, New York 10017-3954
(212) 450-4000

Approximate date of commencement of proposed sale to the public: As soon as practicable after this Registration Statement is declared effective.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box: ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of "large accelerated filer," "accelerated filer," "smaller reporting company," and "emerging growth company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐	Accelerated filer ☐
Non-accelerated filer ☒ (Do not check if a smaller reporting company)	Smaller reporting company ☐
	Emerging growth company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act. ☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Amount to be Registered(1)	Proposed Maximum Offering Price Per Share(2)	Proposed Maximum Aggregate Offering Price(1)(2)	Amount of Registration Fee(3)
Common stock, par value $0.01 per share	24,495,000	$25.00	$612,375,000	$76,241

(1) Includes additional shares that the underwriters have the option to purchase.
(2) Estimated solely for the purpose of computing the amount of the registration fee pursuant to Rule 457(a) under the Securities Act of 1933, as amended.
(3) $12,450 of such fee was previously paid.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

Subject to Completion, dated June 18, 2018

PRELIMINARY PROSPECTUS

21,300,000 Shares



BrightView Holdings, Inc.
Common Stock

This is an initial public offering of shares of common stock of BrightView Holdings, Inc. We are offering 21,300,000 shares of our common stock.

Prior to this offering, there has been no public market for our common stock. We currently expect that the initial public offering price of our common stock will be between $22.00 and $25.00 per share. Our common stock has been approved for listing on the New York Stock Exchange, or the NYSE, under the symbol "BV."

After the completion of this offering, affiliates of Kohlberg Kravis Roberts & Co. L.P., or KKR Sponsor, and affiliates of MSD Partners, L.P., or MSD Partners, will continue to own a majority of the voting power of our common stock. As a result, we will be a "controlled company" within the meaning of the corporate governance standards of the NYSE. See "Principal Stockholders."

Investing in our common stock involves risk. See "Risk Factors" beginning on page 17 to read about factors you should consider before buying shares of our common stock.

Neither the Securities and Exchange Commission, or the SEC, nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

	Per Share	Total
Initial public offering price	$	$
Underwriting discount	$	$
Proceeds, before expenses, to us (1)	$	$

(1) We have agreed to reimburse the underwriters for certain expenses in connection with the offering. See "Underwriting (Conflicts of Interest)."

To the extent that the underwriters sell more than 21,300,000 shares of our common stock, the underwriters have the option to purchase up to an additional 3,195,000 shares from us at the initial public offering price, less the underwriting discount, within 30 days of the date of this prospectus.

The underwriters expect to deliver the shares against payment in New York, New York on or about   , 2018.

Joint Book-Running Managers

Goldman Sachs & Co. LLC	**J.P. Morgan**	**KKR**	**UBS Investment Bank**

Baird		**Credit Suisse**		**Macquarie Capital**
Jefferies	**Mizuho Securities**	**Morgan Stanley**		**RBC Capital Markets**

Co-Managers

Nomura	**Stifel**	**William Blair**	**Moelis & Company**	**SMBC Nikko**

Prospectus dated   , 2018.

The Offering

Common stock offered by us . . . . 21,300,000 shares.

Underwriters' option to purchase additional shares of common stock . . . . We have granted the underwriters a 30-day option to purchase up to an additional 3,195,000 shares of our common stock at the initial public offering price, less the underwriting discount.

Common stock to be outstanding immediately after this offering . . . . . 101,617,710 shares (or 104,812,710 shares if the underwriters exercise in full their option to purchase additional shares).

Use of proceeds . . . . We estimate that the net proceeds to us from this offering, after deducting the underwriting discount and estimated offering expenses payable by us, will be approximately $465.1 million (or approximately $535.7 million, if the underwriters exercise in full their option to purchase additional shares), based on the assumed initial public offering price of $23.50 per share, which is the mid-point of the estimated offering price range set forth on the cover page of this prospectus. For a sensitivity analysis as to the offering price and other information, see "Use of Proceeds."

We intend to use the net proceeds to us from this offering to repay borrowings outstanding under the Second Lien Credit Agreement and the Revolving Credit Facility and, to the extent there are any remaining proceeds, to repay borrowings outstanding under the First Lien Credit Agreement. See "Use of Proceeds."

Risk factors . . . . See "Risk Factors" beginning on page 17 and other information included in this prospectus for a discussion of factors you should carefully consider before deciding to invest in our common stock.

Dividend policy . . . . We do not currently anticipate paying any dividends on our common stock following this offering and currently expect to retain all future earnings for use in the operation and expansion of our business. Following this offering and upon repayment of certain outstanding indebtedness, we may reevaluate our dividend policy. Any decision to declare and pay dividends in the future will be made at the sole discretion of our Board of Directors and will depend on various factors. See "Dividend Policy."

Conflicts of interest . . . . Affiliates of KKR Sponsor beneficially own (through investment in KKR BrightView Aggregator L.P.) in excess of 10% of our issued and outstanding common stock. Because KKR Capital Markets LLC, an affiliate of KKR Sponsor, is an underwriter in this offering and its affiliates own in excess of 10% of our issued and outstanding common stock, KKR Capital Markets LLC is deemed to have a "conflict of interest" under Rule 5121, or Rule 5121, of the Financial Industry

Regulatory Authority, Inc., or FINRA. Accordingly, this offering is being made in compliance with the requirements of Rule 5121. Pursuant to that rule, the appointment of a "qualified independent underwriter" is not required in connection with this offering as the member primarily responsible for managing the public offering does not have a conflict of interest, is not an affiliate of any member that has a conflict of interest and meets the requirements of paragraph (f)(12)(E) of Rule 5121. See "Underwriting (Conflicts of Interest)."

Controlled company . . . . After the completion of this offering, the KKR Sponsor and MSD Partners, or our Sponsors, will continue to own a majority of the voting power of our common stock. We currently intend to avail ourselves of the controlled company exemption under the corporate governance standards of the NYSE. As of March 31, 2018, our Sponsors beneficially owned 93.5% of our outstanding common stock and immediately following this offering our Sponsors will beneficially own 70.9% of our common stock, or 68.7% if the underwriters exercise in full their option to purchase additional shares.

Proposed trading symbol . . . . "BV."

Unless we indicate otherwise or the context otherwise requires, all information in this prospectus reflects and assumes the following:

- the adoption of our amended and restated certificate of incorporation and our amended and restated by-laws immediately prior to the completion of this offering;

- a 2.33839-for-one reverse split of our common stock, which occurred on June 8, 2018;

- the pro rata distribution of shares of common stock to holders of class A limited partnership units, or Class A Units, on a one-to-one basis, of BrightView Parent L.P., or Parent L.P., our direct parent, of 77,048,988 total shares of our common stock (approximately 0.08% of which will be restricted stock subject to vesting), in connection with this offering, which we refer to as the Class A Equity Conversion;

- the issuance of 2,584,491 shares of common stock (approximately 61.4% of which will be restricted stock subject to vesting) and 5,003,047 stock options (but not the shares of common stock issuable in respect thereof) at a weighted average exercise price of $23.50 per share (approximately 70.7% of which will be subject to vesting), based on the mid-point of the estimated offering price range set forth on the cover page of this prospectus, in respect of class B limited partnership units, or Class B Units, of Parent L.P., held by current and former employees that will be cancelled in connection with this offering, which cancellation of units and issuance of shares of common stock and stock options we collectively refer to as the Class B Equity Conversion, and the issuance of 684,231 shares of common stock (all of which will be restricted stock subject to vesting) and 610,249 stock options (but not the shares of common stock issuable in respect thereof) at a weighted average exercise price of $23.50 per share (all of which will be subject to vesting), based on the mid-point of the estimated offering price range set forth on the cover page of this prospectus, that are expected to be granted to certain officers and employees in connection with this offering, which we refer to as the IPO Equity Grant; and

- (1) no exercise of the underwriters' option to purchase up to an additional 3,195,000 shares of our common stock and (2) an initial public offering price of $23.50 per share, the mid-point of the estimated offering price range set forth on the cover page of this prospectus.

Unless we indicate otherwise or the context otherwise requires, all information in this prospectus does not give effect to or reflect (1) 5,613,296 shares of common stock, based on the mid-point of the estimated offering price range set forth on the cover page of this prospectus, issuable in respect of the stock options to be issued in connection with the Class B Equity Conversion and the IPO Equity Grant, (2) a total of 3,703,957 shares of common stock, based on the mid-point of the estimated offering price range set forth on the cover page of this prospectus, available for further issuance (which gives effect to the Class B Equity Conversion and the IPO Equity Grant, the final sizes of which will depend on the price per share in this offering and the Class A Equity Conversion) under our 2018 Omnibus Incentive Plan and (3) 1,100,000 shares of common stock available for issuance under our 2018 Employee Stock Purchase Plan, or ESPP, each of which we intend to adopt in connection with this offering. See "Management—Executive Compensation—Narrative Disclosure to Summary Compensation Table and Grants of Plan-Based Awards in Fiscal Year 2017—2018 Omnibus Incentive Plan" and "Management—Executive Compensation—Narrative Disclosure to Summary Compensation Table and Grants of Plan-Based Awards in Fiscal Year 2017—2018 Employee Stock Purchase Plan."

USE OF PROCEEDS

We estimate that we will receive net proceeds of approximately $465.1 million from the sale of shares of our common stock in this offering, assuming an initial public offering price of $23.50 per share, the mid-point of the estimated offering price range set forth on the cover page of this prospectus, and after deducting the underwriting discount and estimated offering expenses payable by us. If the underwriters exercise in full their option to purchase an additional 3,195,000 shares, the net proceeds to us will be approximately $535.7 million.

We intend to use the net proceeds to us from this offering to repay borrowings outstanding under the Second Lien Credit Agreement and the Revolving Credit Facility and, to the extent there are any remaining proceeds, to repay borrowings outstanding under the First Lien Credit Agreement. Borrowings under the Second Lien Credit Agreement mature on December 18, 2021 and presently bear interest at 8.31%. Borrowings under the First Lien Credit Agreement mature on December 18, 2020 and presently bear interest at 4.88%.

A $1.00 increase (decrease) in the assumed initial public offering price of $23.50 per share, based on the mid-point of the estimated offering price range set forth on the cover page of this prospectus, would increase (decrease) the net proceeds to us from this offering by $20.0 million, assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the underwriting discount and estimated offering expenses payable by us. An increase (decrease) of 1,000,000 shares from the expected number of shares to be sold by us in this offering, assuming no change in the assumed initial public offering price per share, the mid-point of the estimated offering price range set forth on the cover page of this prospectus, would increase (decrease) our net proceeds from this offering by $22.1 million. To the extent we raise more proceeds in this offering than currently estimated, we will repay additional indebtedness. To the extent we raise less proceeds in this offering than currently estimated, we will reduce the amount of our indebtedness that will be repaid.

DILUTION

If you invest in our common stock in this offering, your ownership interest in us will be diluted to the extent of the difference between the initial public offering price per share of our common stock and the as adjusted net tangible book deficit per share of our common stock after this offering. Dilution results from the fact that the per share offering price of the common stock is substantially in excess of the book value per share attributable to the shares of common stock held by existing stockholders.

Our net tangible book deficit as of March 31, 2018 was approximately $1,351.4 million, or $(17.55) per share of our common stock. We calculate net tangible book deficit per share by taking the amount of our total tangible assets, reduced by the amount of our total liabilities, and then dividing that amount by the total number of shares of common stock outstanding.

After giving effect to (i) the sale of 21,300,000 shares of our common stock in this offering at an assumed initial public offering price of $23.50 per share, the mid-point of the estimated offering price range set forth on the cover page of this prospectus, and after deducting the underwriting discount and estimated offering expenses payable by us, and (ii) the application of the net proceeds from this offering as set forth under "Use of Proceeds," our as adjusted net tangible book deficit as of March 31, 2018 would have been $897.9 million, or $(9.14) per share of our common stock. This amount represents an immediate decrease in net tangible book deficit of $8.41 per share to existing stockholders and an immediate and substantial dilution in net tangible book deficit of $32.64 per share to new investors purchasing shares in this offering at the assumed initial public offering price.

The following table illustrates this dilution on a per share basis:

Assumed initial public offering price per share of common stock		$23.50
Net tangible book deficit per share as of March 31, 2018	$(17.55)	
Increase in tangible book value per share attributable to new investors	$ 8.41	
As adjusted net tangible book deficit per share after this offering		(9.14)
Dilution per share to new investors		$32.64

Dilution is determined by subtracting the as adjusted net tangible book deficit per share of common stock after the offering from the initial public offering price per share of common stock.

If the underwriters exercise in full their option to purchase additional shares, the as adjusted net tangible book deficit per share after giving effect to the offering and the use of proceeds therefrom would be $(8.15) per share. This represents a decrease in as adjusted net tangible book deficit of $9.40 per share to the existing stockholders and results in dilution in as adjusted net tangible book deficit of $31.65 per share to new investors.

Assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same, after deducting the underwriting discount and estimated offering expenses payable by us, a $1.00 increase or decrease in the assumed initial public offering price of $23.50 per share, the mid-point of the estimated offering price range set forth on the cover page of this prospectus, would increase or decrease the as adjusted net tangible book deficit attributable to new investors purchasing shares in this offering by $0.20 per share and the dilution to new investors by $0.80 per share and increase or decrease the as adjusted net tangible book deficit per share after offering by $0.20 per share.

The following table summarizes, as of March 31, 2018, the differences between the number of shares purchased from us, the total consideration paid to us, and the average price per share paid by existing stockholders and by new investors. As the table shows, new investors purchasing shares in this offering will pay an average price per share substantially higher than our existing stockholders paid. The table below assumes an initial public offering price of $23.50 per share, the mid-point of the estimated offering price range set forth on the cover page of this prospectus, for shares purchased in this offering and excludes the underwriting discount and estimated offering expenses payable by us:

| | Shares Purchased | | Total Consideration | | Average/ |
	Number	%	Amount	%	Share
Existing stockholders	80,317,710	79.0%	$ 946,234,784	65.4%	$11.78
New investors	21,300,000	21.0%	500,550,000	34.6%	23.50
Total	101,617,710	100%	$1,446,784,784	100%	$14.24

If the underwriters were to fully exercise their option to purchase an additional 3,195,000 shares of our common stock, the percentage of shares of our common stock held by existing stockholders who are directors, officers or affiliated persons as of March 31, 2018 would be 76.6% and the percentage of shares of our common stock held by new investors would be 23.4 %.

Assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same, a $1.00 increase or decrease in the assumed initial public offering price of $23.50 per share, the mid-point of the estimated offering price range set forth on the cover page of this prospectus, would increase or decrease total consideration paid by new investors and total consideration paid by all stockholders by approximately $21.3 million.

To the extent that outstanding options are exercised, or we grant options to our employees, executive officers and directors in the future and those options are exercised or other issuances of common stock are made, there will be further dilution to new investors.

CAPITALIZATION

The following table sets forth our cash and cash equivalents and capitalization as of March 31, 2018:

- on an actual basis; and

- on an as adjusted basis to give effect to (1) the sale of 21,300,000 shares of our common stock in this offering; (2) the application of the estimated proceeds from the offering, at an assumed initial public offering price of $23.50 per share, the mid-point of the estimated offering price range set forth on the cover page of this prospectus, after deducting the underwriting discount and estimated offering expenses payable by us, as described in "Use of Proceeds"; and (3) the payment of a monitoring agreement termination fee to each of KKR Sponsor and MSD Capital as described in "Certain Relationships and Related Party Transactions—Monitoring Agreement."

You should read this table in conjunction with the information contained in "Use of Proceeds," "Selected Historical Consolidated Financial Data," "Management's Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources—Description of Indebtedness," as well as the audited consolidated financial statements and the notes thereto and the unaudited consolidated financial statements and notes thereto, each included elsewhere in this prospectus.

	As of March 31, 2018	
(In millions, except share amounts)	**Actual**	**As Adjusted(1)**
Cash and cash equivalents (2)	$ 9.5	$ 53.5
Debt:		
First Lien Term Loans (3)	$1,375.1	$1,075.3
Second Lien Term Loans (4)	109.4	—
Revolving Credit Facility (5)	—	—
Receivables Financing Agreement (6)	150.0	150.0
Financing costs, net (7)	(30.8)	(20.1)
Total debt	$1,603.7	$1,205.2
Stockholders' equity (8):		
Common stock, $0.01 par value (185,000,000 shares authorized and 76,985,447 shares issued and outstanding, actual; 500,000,000 shares authorized and 98,285,447 shares issued and outstanding, as adjusted)	$ 0.8	$ 1.0
Additional paid-in capital	897.2	1,367.5
Accumulated deficit	(177.3)	(205.3)
Accumulated other comprehensive loss	(16.1)	(16.1)
Total stockholders' equity	$ 704.6	$1,147.1
Total capitalization	$2,308.3	$2,352.3

(1) To the extent we change the number of shares of common stock sold by us in this offering from the shares we expect to sell or we change the initial public offering price from the assumed initial public offering price of $23.50 per share, the mid-point of the estimated offering price range set forth on the cover page of this prospectus, or any combination of these events occurs, the net proceeds to us from this offering and each of the total stockholders' equity and total capitalization may increase or decrease. A $1.00 increase or decrease in the assumed initial public offering price per share of the common stock, assuming no change in the number of shares of common stock to be sold, would increase or decrease the net proceeds that we receive in this offering and each of total stockholders' equity and total capitalization by approximately $20.0 million. An

increase or decrease of 1,000,000 shares in the expected number of shares to be sold in the offering, assuming no change in the assumed initial public offering price per share, would increase or decrease our net proceeds from this offering and our total stockholders' equity and total capitalization by approximately $22.1 million. To the extent we raise more proceeds in this offering, we will repay additional indebtedness. To the extent we raise less proceeds in this offering, we will reduce the amount of indebtedness that will be repaid.

(2) As of May 31, 2018, we had cash and cash equivalents of $30.2 million, which is not reflected in the March 31, 2018 actual or as adjusted amounts. We intend to use $55.0 million of cash to repay borrowings outstanding under the Revolving Credit Facility as of May 31, 2018.

(3) Represents the aggregate face amount of our First Lien Term Loans. The First Lien Term Loans mature on December 18, 2020. For a further description of our First Lien Credit Agreement, see "Management's Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources—Description of Indebtedness."

(4) Represents the aggregate face amount of our Second Lien Term Loans. Our Second Lien Term Loans mature on December 18, 2021. For a further description of our Second Lien Credit Agreement, see "Management's Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources—Description of Indebtedness."

(5) As of March 31, 2018 we had no outstanding borrowings and $71.8 million in outstanding letters of credit under our Revolving Credit Facility, which matures on (x) with respect to revolving credit commitments that were extended by Amendment No. 2 to the First Lien Credit Agreement, September 18, 2020 (y) with respect to revolving credit commitments that were not extended by Amendment No. 2 to the First Lien Credit Agreement, December 18, 2018. As of May 31, 2018, we had $55.0 million in outstanding borrowings (primarily related to the acquisition of the Groundskeeper business in May 2018) and $71.8 million in outstanding letters of credit under our Revolving Credit Facility. For a description of our credit facilities and definitions of capitalized terms used in this section, see "Management's Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources—Description of Indebtedness."

(6) The Receivables Financing Agreement provides for aggregate borrowings of up to $175.0 million governed by a borrowing base. As of March 31, 2018 we had $150.0 million in outstanding borrowings and no letters of credit outstanding under the Receivables Financing Agreement and there was $25.0 million of availability under the Receivables Financing Agreement. The Receivables Financing Agreement terminates on April 27, 2020.

(7) Represents the debt issuance costs paid and deferred over the term of the respective loans, net of amortization.

(8) Does not reflect 2,584,491 shares of common stock (approximately 61.4% of which will be restricted stock subject to vesting) issuable in connection with the Class B Equity Conversion and 684,231 shares of common stock (all of which will be restricted stock subject to vesting) issuable in connection with the IPO Equity Grant, in each case based on the mid-point of the estimated offering price range set forth on the cover page of this prospectus.

Acquisitions

In addition to our organic growth, we have grown, and expect to continue to grow, our business through acquisitions in an effort to better service our existing customers and to attract new customers. These acquisitions have allowed us to increase our density and leadership positions in existing local markets, enter into attractive new geographic markets and expand our portfolio of landscape enhancement services and improve technical capabilities in specialized services. In accordance with GAAP, the results of the acquisitions we have completed are reflected in our financial statements from the date of acquisition. We incur transaction costs in connection with identifying and completing acquisitions and ongoing integration costs as we integrate acquired companies and seek to achieve synergies. Since January 1, 2017, we have acquired eight businesses with more than $188.2 million of aggregate annualized revenue (of which $73.2 million of annualized revenue relates to transactions completed after March 31, 2018 and not yet reflected in our historical financial statements, including $68.4 million relating to the May 2018 acquisition of The Groundskeeper business), for aggregate consideration of $161.3 million. We anticipate incurring integration related costs in respect of these acquisitions of $3.8 million, of which $1.3 million had been incurred as of March 31, 2018, with the remainder to be incurred by the second quarter of fiscal year 2019. While integration costs vary based on factors specific to each acquisition, such costs are primarily comprised of fleet and uniform rebranding, and to a lesser extent, other administrative costs associated with training employees and transitioning from legacy accounting and IT systems. We typically anticipate integration costs to represent approximately 2%-3% of the acquisition price, and to be incurred within 12 months of acquisition completion.

Industry and Economic Conditions

We believe the non-discretionary nature of our landscape maintenance services provides us with a fairly predictable recurring revenue model. The perennial nature of the landscape maintenance service sector, as well as its wide range of end users, minimizes the impact of a broad or sector-specific downturn. However, in connection with our enhancement services and development services, when demand for commercial construction declines, demand for landscape enhancement services and development projects may decline. When commercial construction activity rises, demand for landscape enhancement services to maintain green space may also increase. This is especially true for new developments in which green space tends to play an increasingly important role.

Equity-based Compensation

The Company has a Management Equity Incentive Plan, or the Plan, under which Parent L.P. may award Class A Units and/or Class B Units to our employees and members of our Board of Directors. Many of our outstanding equity-based compensation awards granted to our employees vest upon a service condition and certain performance criteria of the Company, while some outstanding awards also vest upon a liquidity event, including an initial public offering. In connection with the completion of this offering, we expect to record approximately $1.5 million of equity-based compensation expense in the fiscal quarter in which this offering occurs as a result of such vesting. In addition, in connection with the completion of this offering, we expect to issue stock options (i) in connection with the Class B Equity Conversion, which we expect to result in $39.0 million of equity-based compensation expense, $11.3 million of which we expect to recognize in the quarter in which this offering is completed and the remainder of which we expect to recognize in future periods, and (ii) in connection with the IPO Equity Grant, which we expect to result in $4.9 million of equity based compensation expense, none of which we expect to recognize in the quarter in which this offering is completed and the remainder of which we expect to recognize in future periods, in each case based on the mid-point of the estimated offering price range set forth on the cover page of this prospectus. Furthermore, we expect equity-based compensation expense to be higher in the future as our awards will be expensed over the requisite service and performance period. See Note 15 "Equity-Based Compensation Plans" to our audited consolidated financial statements and Note 10 "Equity-Based Compensation Plans" to our unaudited consolidated financial statements included elsewhere in this prospectus for additional information about our equity-based compensation plans.

Contractual Obligations and Commercial Commitments

The following table summarizes our future minimum payments for all contractual obligations and commercial commitments for years subsequent to the period ended September 30, 2017:

(In millions)	Total	Less than 1 Year	1 – 3 Years	3 – 5 Years	More than 5 Years
Long term debt (1)	$1,627.6	$ 14.6	$163.0	$1,450.0	$—
Expected interest payments (2)	398.8	92.9	305.9	—	—
Capital leases (3)	15.4	5.3	7.8	2.3	—
Operating leases (4)	65.5	18.3	26.0	13.2	8.0
Purchase obligations (5)	16.4	6.0	9.4	1.0	—
Total obligations and commitments	$2,123.7	$137.1	$512.1	$1,466.5	$ 8.0

(1) Includes the scheduled maturities of long term debt, which do not include any estimated excess cash flow payments. See Note 9 "Long-term Debt" of our audited consolidated financial statements included elsewhere in this prospectus.

(2) Represents expected cumulative cash requirements for interest payments through maturity. We have estimated our interest payments based on management's determination of the most likely scenarios for each relevant debt instrument. We intend to use the net proceeds from this offering to repay borrowings outstanding under the Second Lien Credit Agreement and, to the extent there are any remaining proceeds, to repay borrowings outstanding under the First Lien Credit Agreement. We anticipate that this will reduce our annual interest expense by approximately $27.2 million.

(3) Represents future payments on existing capital leases for certain management vehicles and equipment, including interest expense and executory costs, through scheduled expiration dates.

(4) These amounts represent future payments relating to non-cancelable operating leases for buildings and equipment with terms ranging from month-to-month to ten years.

(5) Purchase obligations include commitments for various products and services made in the normal course of business to meet operational requirements. The purchase obligation amounts do not represent the entire anticipated purchases in the future, but represent only those items for which we are contractually obligated as of September 30, 2017. For this reason, these amounts will not provide a complete and reliable indicator of our expected future cash outflows

Off-balance Sheet Arrangements

We have no off-balance sheet arrangements that have or are materially likely to have a current or future material effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources.

Critical Accounting Policies and Estimates

Accounting estimates and assumptions discussed in this section are those that we consider to be the most critical to an understanding of our financial statements because they involve significant judgments and uncertainties. Management believes that the application of these policies on a consistent basis enables us to provide the users of the financial statements with useful and reliable information about our operating results and financial condition. Certain of these estimates include determining fair value. All of these estimates reflect our best judgment about current, and for some estimates, future economic and market conditions and their effect based on information available as of the date of these financial statements. If these conditions change from those expected, it is reasonably possible that the judgments and estimates described below could change, which may result in future impairments of goodwill, intangibles and long-lived assets, increases in reserves for contingencies, establishment of valuation allowances on deferred tax assets and increase in tax liabilities, among other effects. Also see Note 2 "Summary of Significant Accounting Policies" to our audited consolidated unvested Class B Units, in each case based on an assumed initial public offering price of $23.50 per share, the mid-point of the estimated offering price range set forth on the cover page of this prospectus.

Name	Common Stock Received Upon Conversion of Vested Class B Units (#)	Common Stock Received Upon Conversion of Vested Class B Units ($)	Unvested Restricted Shares Received Upon Conversion of Unvested Class B Units (#)	Unvested Restricted Shares Received Upon Conversion of Unvested Class B Units ($)
Andrew Masterman	98,719	2,319,897	405,783	9,535,901
John Feenan	45,758	1,075,313	138,239	3,248,617
Jonathan Gottsegen	23,021	540,994	53,716	1,262,326
Jeff Herold	91,653	2,153,846	39,280	923,080
Tom Donnelly	67,502	1,586,297	45,001	1,057,524

Upon the effectiveness of this offering, we are required under the terms of the LP Agreement to grant to each holder of Class B Units, including each of our NEOs, a grant of nonqualified options to purchase shares of our common stock. This option grant is intended to restore to the Class B unitholders the same leverage, or amount of equity at work, that each such Class B unitholder had with respect their vested and unvested Class B Units prior to their conversion into shares of our common stock (for example, if 100 Class B Units converted into 40 shares of common stock, the option grant would be to acquire 60 shares of our common stock). The options will be granted pursuant to our 2018 Omnibus Incentive Plan, have a per share exercise price equal to the offering price, have the same vesting terms and conditions as the Class B Units from which they were converted (i.e., 50% time-vesting and 50% performance-vesting), and will be vested or unvested in the same proportion as the corresponding grant of Class B Units is vested and unvested immediately prior to this offering (for example, if the time-vesting portion of a grant of Class B Units is 40% vested immediately prior to this offering, then the one-half of the option grant that will be subject to time-based vesting will also be 40% vested).

The number of nonqualified stock options that will be issued to our NEOs upon the closing of this offering, assuming an initial public offering price of $23.50 per share, the mid-point of the estimated offering price range set forth on the cover page of this prospectus, is listed in the table below:

Named Executive Officer	Number of Options
Andrew Masterman	1,259,530
John Feenan	501,391
Jonathan Gottsegen	231,963
Jeff Herold	215,166
Tom Donnelly	172,414

Outstanding Equity Awards at Fiscal Year 2017 End

Name	Grant Date	Equity Awards: Number of Shares or Units of Stock that Have Not Vested (#)(1)	Equity Awards: Market Value of Shares or Units that Have Not Vested ($)(2)	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights that Have Not Vested (#)(3)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights that Have Not Vested ($)(2)(3)
Andrew Masterman	12/22/2016	855,289	—	171,057	—
	12/22/2016	44,857(4)	734,265	—	—
John Feenan	2/29/2016	154,415	—	38,603	—
	11/10/2016	106,911	—	21,382	
Jonathan Gottsegen	2/29/2016	106,374	—	26,593	—
Jeff Herold	1/31/2014	52,114	243,728	26,057	121,864
Tom Donnelly	9/30/2014	39,852	186,380	19,926	93,190
	2/29/2016	8,578	—	4,289	—

Awards Subject to our 2018 Omnibus Incentive Plan. Our 2018 Omnibus Incentive Plan provides that the total number of shares of common stock that may be issued under our 2018 Omnibus Incentive Plan is 11,650,000 (the "Absolute Share Limit"). No more than the number of shares of common stock equal to the Absolute Share Limit may be issued in the aggregate pursuant to the exercise of incentive stock options. The maximum number of shares of common stock granted during a single fiscal year to any non-employee director, taken together with any cash fees paid to such non-employee director during the fiscal year, may not exceed $350,000 in total value. Except for substitute awards (as described below), in the event any award expires or is cancelled, forfeited or terminated without issuance to the participant of the full number of shares to which the award related, the unissued shares of common stock may be granted again under our 2018 Omnibus Incentive Plan. Awards may, in the sole discretion of the Committee, be granted in assumption of, or in substitution for, outstanding awards previously granted by an entity directly or indirectly acquired by us or with which we combine (referred to as "substitute awards"), and such substitute awards will not be counted against the Absolute Share Limit, except that substitute awards intended to qualify as "incentive stock options" will count against the limit on incentive stock options described above. No award may be granted under our 2018 Omnibus Incentive Plan after the tenth anniversary of the effective date (as defined therein), but awards granted before then may extend beyond that date.

Options. The Committee may grant non-qualified stock options and incentive stock options, under our 2018 Omnibus Incentive Plan, with terms and conditions determined by the Committee that are not inconsistent with our 2018 Omnibus Incentive Plan. All stock options granted under our 2018 Omnibus Incentive Plan are required to have a per share exercise price that is not less than 100% of the fair market value of our common stock underlying such stock options on the date such stock options are granted (other than in the case of options that are substitute awards). All stock options that are intended to qualify as incentive stock options must be granted pursuant to an award agreement expressly stating that the options are intended to qualify as incentive stock options and will be subject to the terms and conditions that comply with the rules as may be prescribed by Section 422 of the Code. The maximum term for stock options granted under our 2018 Omnibus Incentive Plan will be ten years from the initial date of grant, or with respect to any stock options intended to qualify as incentive stock options, such shorter period as prescribed by Section 422 of the Code. However, if a non-qualified stock option would expire at a time when trading of shares of our common stock is prohibited by our insider trading policy (or "blackout period" imposed by us), the term will automatically be extended to the 30th day following the end of such period. The purchase price for the shares as to which a stock option is exercised may be paid to us, to the extent permitted by law, (1) in cash or its equivalent at the time the stock option is exercised; (2) in shares having a fair market value equal to the aggregate exercise price for the shares being purchased and satisfying any requirements that may be imposed by the Committee (so long as such shares have been held by the participant for at least six months or such other period established by the Committee to avoid adverse accounting treatment); or (3) by such other method as the Committee may permit in its sole discretion, including, without limitation, (A) in other property having a fair market value on the date of exercise equal to the purchase price, (B) if there is a public market for the shares at such time, through the delivery of irrevocable instructions to a broker to sell the shares being acquired upon the exercise of the stock option and to deliver to us the amount of the proceeds of such sale equal to the aggregate exercise price for the shares being purchased or (C) through a "net exercise" procedure effected by withholding the minimum number of shares needed to pay the exercise price. Any fractional shares of common stock will be settled in cash.

Stock Appreciation Rights. The Committee may grant stock appreciation rights under our 2018 Omnibus Incentive Plan, with terms and conditions determined by the Committee that are not inconsistent with our 2018 Omnibus Incentive Plan. The Committee may award stock appreciation rights in tandem with options or independent of any option. Generally, each stock appreciation right will entitle the participant upon exercise to an amount (in cash, shares or a combination of cash and shares, as determined by the Committee) equal to the product of (1) the excess of (A) the fair market value on the exercise date of one share of common stock, over (B) the strike price per share, times (2) the number of shares of common stock covered by the stock appreciation right. The strike price per share of a stock appreciation right will be determined by the Committee at the time of grant but in no event may such amount be less than 100% of the fair market value of a share of common stock on

The ESPP is intended to qualify as an "employee stock purchase plan" under Section 423 of the Code.

Authorized Shares. A total of 1,100,000 shares of our common stock will be made available for sale.

Administration. The ESPP will be administered by the committee designated by our board of directors to administer the ESPP. Our board of directors and the committee members will not receive any compensation from the assets of the ESPP. The committee will have full authority to make, administer and interpret such rules and regulations regarding administration of the ESPP as it may deem advisable, and such decisions are final and binding.

Eligible Employees. Subject to the committee's ability to exclude certain groups of employees on a uniform and nondiscriminatory basis, including section 16 officers, generally, all of our employees will be eligible to participate if they are employed by us or any participating subsidiary or affiliate for 20 or more hours per week and more than five months in any calendar year. In no event will an employee who is deemed to own 5% or more of the total combined voting power or value of all classes of our capital stock or the capital stock of any parent or subsidiary be eligible to participate in the ESPP, and no participant in the ESPP may purchase shares of common stock that, following the purchase (and including all options held by such participant), would cause him or her to be deemed to own 5% or more of the total combined voting power or value of all classes of our capital stock or the capital stock of any parent or subsidiary.

Offering Periods and Purchase Price. Offering periods under the ESPP will be twelve months long and run from November 15 to November 14 of the following year. We may choose to start a new offering period as it may from time to time determine as appropriate. During each offering period, there will be one twelve-month purchase period. Eligible employees who participate will receive an option to purchase shares of common stock at a purchase price equal to the lower of 90% of (A) the closing price per share of common stock on the final day of the applicable purchase period or (B) the closing price per share of common stock on the first day of the applicable offering period. Eligible employees participate by authorizing payroll deductions before the beginning of an offering period.

Participants may not acquire rights to purchase shares of our stock under all employee stock purchase plans of the Company which accrue at a rate that exceeds $25,000 of the fair market value of such shares of stock, determined at the time such option is granted, for each calendar year in which such option is outstanding and exercisable at any time. In addition, a participant will not be permitted to purchase more than 2,500 shares of our stock in one purchase period and more than 2,500 shares of our stock in one offering period.

Cancellation of Election to Purchase. A participant may cancel his or her participation entirely at any time by withdrawing all, but not less than all, of his or her contributions credited to his or her account and not yet used to exercise his or her option under the ESPP. Participation will end automatically upon termination of employment with us.

Merger or Change of Control. In the event of a merger or change in control, each outstanding option will be assumed, or an equivalent option will be substituted by the successor corporation or a parent or subsidiary of the successor corporation. If the successor corporation refuses to assume or substitute for the option, the offering period for that option will be shortened by setting a new exercise date on which the offering period will end.

Rights as Stockholder. A participant will have no rights as a stockholder with respect to our shares that the participant has an option to purchase in any offering until those shares have been issued to the participant.

Rights Not Transferable. A participant's rights under the ESPP will be exercisable only by the participant and may not be sold, transferred, pledged, or assigned in any manner other than by will or the laws of descent and distribution.

Except as otherwise indicated in the footnotes below, the address of each beneficial owner is c/o BrightView Holdings, Inc., 401 Plymouth Road, Suite 500, Plymouth Meeting, Pennsylvania 19462.

| | Shares Beneficially Owned Prior to the Offering | | Shares Beneficially Owned After the Offering | |
| | | | Assuming No Exercise of the Underwriters' Option | Assuming Full Exercise of the Underwriters' Option |
Name of Beneficial Owner	Number(1)	Percentage of Total Common Stock	Percentage of Total Common Stock	Percentage of Total Common Stock
Greater than 5% Stockholders:				
Investment funds affiliated with the KKR Sponsor (2)	58,418,246	72.7%	57.5%	55.7%
Investment funds affiliated with MSD Partners, L.P. (3) ...	13,630,362	17.0%	13.4%	13.0%
Named Executive Officers and Directors:				
Andrew V. Masterman	835,519	1.0%	*	*
John A. Feenan	373,730	*	*	*
Jeffery R. Herold	573,186	*	*	*
Thomas C. Donnelly	618,716	*	*	*
Jonathan M. Gottsegen	139,477	*	*	*
James R. Abrahamson	39,608	*	*	*
David R. Caro (4)	—	*	*	*
Paul E. Raether (5)	—	*	*	*
Richard W. Roedel	28,481	*	*	*
Joshua T. Weisenbeck (5)	—	*	*	*
All directors and executive officers as a group (11 persons)	2,688,484	3.3%	2.6%	2.6%

* Less than one percent.

(1) The number of shares reported includes shares covered by options that are exercisable within 60 days.

(2) Represents shares directly owned by KKR BrightView Aggregator L.P. KKR BrightView Aggregator GP LLC, as the general partner of KKR BrightView Aggregator L.P., KKR North America Fund XI L.P., as the sole member of KKR BrightView Aggregator GP LLC, KKR Associates North America XI L.P., as the general partner of KKR North America Fund XI L.P., KKR North America XI Limited, as the general partner of KKR Associates North America XI L.P., KKR Fund Holdings L.P., as the sole shareholder of KKR North America XI Limited, KKR Fund Holdings GP Limited, as a general partner of KKR Fund Holdings L.P., KKR Group Holdings L.P., as the sole shareholder of KKR Fund Holdings GP Limited and a general partner of KKR Fund Holdings L.P., KKR Group Limited, as the general partner of KKR Group Holdings L.P., KKR & Co. L.P., as the sole shareholder of KKR Group Limited, KKR Management LLC, as the general partner of KKR & Co. L.P., and Messrs. Henry R. Kravis and George R. Roberts, as the designated members of KKR Management LLC, may be deemed to be the beneficial owners having shared voting and investment power with respect to the shares directly owned by KKR BrightView Aggregator L.P. The principal business address of each of the entities and persons identified in this paragraph, except Mr. Roberts, is c/o Kohlberg Kravis Roberts & Co. L.P., 9 West 57th Street, Suite 4200, New York, NY 10019. The principal business address for Mr. Roberts is c/o Kohlberg Kravis Roberts & Co. L.P., 2800 Sand Hill Road, Suite 200, Menlo Park, CA 94025. Each of Messrs. Raether and Weisenbeck is a member of our Board of Directors and serves as an executive of Kohlberg Kravis Roberts & Co. L.P. and/or one or more of its affiliates. Each of Messrs. Kravis, Roberts, Raether and Weisenbeck disclaims beneficial ownership of the shares held by KKR BrightView Aggregator L.P. The principal business address of each of Messrs. Raether and Weisenbeck is c/o Kohlberg Kravis Roberts & Co. L.P., 9 West 57th Street, New York, New York 10019.

(3) Represents shares directly owned by MSD Valley Investments LLC. MSD Partners is the manager of, and may be deemed to beneficially own securities beneficially owned by, MSD Valley Investments, LLC. MSD Partners (GP), LLC, or MSD GP, is the general partner of, and may be deemed to beneficially own securities beneficially owned by, MSD Partners. Each of Glenn R. Fuhrman, John C. Phelan and Marc R. Lisker is a

SHARES ELIGIBLE FOR FUTURE SALE

General

Prior to this offering, there has not been a public market for our common stock, and we cannot predict what effect, if any, market sales of shares of common stock or the availability of shares of common stock for sale will have on the market price of our common stock prevailing from time to time. Nevertheless, sales of substantial amounts of common stock, including shares issued upon the exercise of outstanding options, in the public market, or the perception that such sales could occur, could materially and adversely affect the market price of our common stock and could impair our future ability to raise capital through the sale of our equity or equity-related securities at a time and price that we deem appropriate. See "Risk Factors—Risks Related to this Offering and Ownership of Our Common Stock—Future sales, or the perception of future sales, by us or our existing stockholders in the public market following this offering could cause the market price for our common stock to decline."

Upon the consummation of this offering, we will have a total of 101,617,710 shares of common stock outstanding (or 104,812,710 shares if the underwriters exercise in full their option to purchase additional shares). In addition, options to purchase an aggregate of approximately 5,613,296 shares of our common stock will be outstanding as of the consummation of this offering based on the mid-point of the estimated offering price range set forth on the cover page of this prospectus. The final number of stock options and shares of common stock (a portion of which will be subject to vesting) issued in the Class B Equity Conversion and the IPO Equity Grant, as applicable, is dependent on the price of the shares sold in this offering. Of the outstanding shares, the 21,300,000 shares sold in this offering (or 24,495,000 shares if the underwriters exercise in full their option to purchase additional shares) will be freely tradable without restriction or further registration under the Securities Act, except that any shares held by our affiliates, as that term is defined under Rule 144, including our directors, executive officers and other affiliates (including affiliates of KKR Sponsor and affiliates of MSD Partners), may be sold only in compliance with the limitations described below.

The 80,317,710 shares of common stock held by our existing stockholders, including affiliates of KKR Sponsor, affiliates of MSD Partners and certain of our directors and executive officers, after this offering, representing 79.0% of the total outstanding shares of our common stock following this offering, will be deemed "restricted securities" under the meaning of Rule 144 and may be sold in the public market only if registered under the Securities Act or if an exemption from registration is available, including the exemptions pursuant to Rule 144 and Rule 701 under the Securities Act, which we summarize below. The Amended Parent Limited Partnership Agreement imposes significant restrictions on transfers of shares of our common stock held by holders of substantially all of our common stock prior to this offering (other than affiliates of the KKR Sponsor). See "Certain Relationships and Related Party Transactions—Amended Parent Limited Partnership Agreement." In addition, 3,703,957 shares of our common stock, assuming an initial public offering price of $23.50, the mid-point of the estimated offering price range set forth on the cover page of this prospectus, will be authorized and reserved for issuance in relation to potential future awards under our 2018 Omnibus Incentive Plan and 1,100,000 shares of our common stock will be authorized and reserved for issuance under our ESPP, each of which will be adopted in connection with this offering.

Rule 144

In general, under Rule 144, as currently in effect, once we have been subject to public company reporting requirements for at least 90 days, a person (or persons whose shares are aggregated) who is not deemed to be or have been one of our affiliates for purposes of the Securities Act at any time during 90 days preceding a sale and who has beneficially owned the shares proposed to be sold for at least six months, including the holding period of any prior owner other than an affiliate, is entitled to sell such shares without complying with the manner of sale, volume limitation or notice provisions of Rule 144, subject to compliance with the public information requirements of Rule 144. If such a person has beneficially owned the shares proposed to be sold for at least one year, including the holding period of a prior owner other than an affiliate, then such person is entitled to sell such shares without complying with any of the requirements of Rule 144.

In general, under Rule 144, as currently in effect, our affiliates or persons selling shares of our common stock on behalf of our affiliates, who have met the six month holding period for beneficial ownership of "restricted shares" of our common stock, are entitled to sell upon the expiration of the lock-up agreements described below, within any three-month period beginning 90 days after the date of this prospectus, a number of shares that does not exceed the greater of:

- 1% of the number of shares of our common stock then outstanding, which will equal approximately 1.0 million shares immediately after this offering (or 1.1 million shares if the underwriters exercise in full their option to purchase additional shares); or

- the average reported weekly trading volume of our common stock on the NYSE during the four calendar weeks preceding the filing of a notice on Form 144 with respect to such sale.

Sales under Rule 144 by our affiliates or persons selling shares on behalf of our affiliates are also subject to certain manner of sale provisions and notice requirements and to the availability of current public information about us. The sale of these shares, or the perception that sales will be made, could adversely affect the price of our common stock after this offering because a great supply of shares would be, or would be perceived to be, available for sale in the public market.

Rule 701

In general, under Rule 701 as currently in effect, any of our employees, directors, officers, consultants or advisors who received shares from us in connection with a compensatory stock or option plan or other written agreement before the effective date of this offering are entitled to sell such shares 90 days after the effective date of this offering in reliance on Rule 144, in the case of affiliates, without having to comply with the holding period requirements of Rule 144 and, in the case of non-affiliates, without having to comply with the public information, holding period, volume limitation or notice filing requirements of Rule 144.

Lock-Up Agreements

In connection with this offering, we, our directors and executive officers and the Sponsors will sign lock-up agreements with the underwriters that will, subject to certain exceptions, restrict the disposition of, or hedging with respect to, the shares of our common stock or securities convertible into or exchangeable for shares of our common stock, each held by them, during the period ending 180 days after the date of this prospectus, except with the prior written consent of the representatives of the underwriters. See "Underwriting (Conflicts of Interest)" for a description of these lock-up agreements. Additionally, the holders of substantially all of our outstanding common stock prior to this offering (other than affiliates of the KKR Sponsor) will be subject to agreements that will, subject to certain exceptions, restrict the disposition of, or hedging with respect to, the shares of our common stock or securities convertible into or exchangeable for shares of our common stock. See "Certain Relationships and Related Party Transactions—Amended Parent Limited Partnership Agreement."

Registration Rights

For a description of rights some holders of common stock have to require us to register the shares of common stock they own, see "Certain Relationships and Related Party Transactions—Amended Parent Limited Partnership Agreement." Registration of these shares under the Securities Act would result in these shares becoming freely tradable immediately upon effectiveness of such registration.

Following completion of this offering, the shares of our common stock covered by registration rights would represent approximately 79.0% of our outstanding common stock (or 76.6%, if the underwriters exercise in full their option to purchase additional shares). These shares also may be sold under Rule 144 under the Securities Act, depending on their holding period and subject to restrictions in the case of shares held by persons deemed to be our affiliates and restrictions in the Amended Parent Limited Partnership Agreement.

Registration Statement on Form S-8

We intend to file one or more registration statements on Form S-8 under the Securities Act to register all of the shares of common stock subject to outstanding stock options and the shares of common stock subject to issuance under our 2018 Omnibus Incentive Plan and our ESPP, each of which will be adopted in connection with this offering. We expect to file these registration statements as promptly as possible after the completion of this offering. Any such Form S-8 registration statements will automatically become effective upon filing. Accordingly, shares registered under such registration statements will be available for sale in the open market, subject to vesting or transfer restrictions that may be applicable to such awards. We expect that the initial registration statement on Form S-8 relating to our 2018 Omnibus Incentive Plan and our ESPP, each of which will be adopted in connection with this offering, will cover approximately 11.1 million shares, assuming an initial public offering price of $23.50, the mid-point of the estimated offering price range set forth on the cover page of this prospectus.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13. Other Expenses of Issuance and Distribution.

The following table sets forth the expenses payable by the Registrant expected to be incurred in connection with the issuance and distribution of common stock being registered hereby (other than the underwriting discount). All of such expenses are estimates, except for the Securities and Exchange Commission, or the SEC, registration fee, the Financial Industry Regulatory Authority, or FINRA, filing fee and the NYSE listing fee.

SEC registration fee	$ 76,241
FINRA filing fee	92,357
NYSE listing fee	295,000
Printing fees and expenses	265,000
Legal fees and expenses	2,500,000
Blue sky fees and expenses	35,000
Registrar and transfer agent fees	6,500
Accounting fees and expenses	2,000,000
Miscellaneous expenses	100,000
Total	$5,370,098

*   To be completed by amendment.

Item 14. Indemnification of Directors and Officers.

Section 102(b)(7) of the Delaware General Corporation Law, or the DGCL, allows a corporation to provide in its certificate of incorporation that a director of the corporation will not be personally liable to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, except where the director breached the duty of loyalty, failed to act in good faith, engaged in intentional misconduct or knowingly violated a law, authorized the payment of a dividend or approved a stock repurchase in violation of Delaware corporate law or obtained an improper personal benefit. Our amended and restated certificate of incorporation will provide for this limitation of liability.

Section 145 of the DGCL, or Section 145, provides, among other things, that a Delaware corporation may indemnify any person who was, is or is threatened to be made, party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of such corporation), by reason of the fact that such person is or was an officer, director, employee or agent of such corporation or is or was serving at the request of such corporation as a director, officer, employee or agent of another corporation or enterprise. The indemnity may include expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding, provided such person acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the corporation's best interests and, with respect to any criminal action or proceeding, had no reasonable cause to believe that his or her conduct was unlawful. A Delaware corporation may indemnify any persons who were or are a party to any threatened, pending or completed action or suit by or in the right of the corporation by reason of the fact that such person is or was a director, officer, employee or agent of another corporation or enterprise. The indemnity may include expenses (including attorneys' fees) actually and reasonably incurred by such person in connection with the defense or settlement of such action or suit, provided such person acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the corporation's best interests, provided further that no indemnification is permitted without judicial approval if the officer, director, employee or agent is adjudged to be liable to the corporation. Where an officer or director is successful on the merits or otherwise in the defense of any action referred to above, the